Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Date: June 17, 2021

On June 17, 2021, representatives of GS Acquisition Holdings Corp II (“GSAH”) and Mirion Technologies, Inc. (“Mirion”) held a conference call in connection with the announcement of a proposed transaction involving GSAH and Mirion. The following investor presentation was referenced during the call.

Announcement Call Presentation June 2021

Disclaimer This investor presentation (the “presentation”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of GS Acquisition Holdings Corp II (“GSAH”) or Mirion Technologies (TopCo), Ltd. (“Mirion”) or any of their respective affiliates. The presentation has been prepared to assist parties in making their own evaluation with respect to a potential business combination between GSAH and Mirion (the “Business Combination”), and for no other purpose. This presentation and the related oral commentary is confidential and is to be maintained in strict confidence. In addition, this presentation is intended solely for investors that are, and by proceeding to participate in this presentation you confirm that you are, qualified institutional buyers or institutions that are accredited investors (as such terms are defined under the rules of the U.S. Securities and Exchange Commission (the “SEC”)). No Offer or Solicitation This presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No Representation or Warranty No representation or warranty, express or implied, is or will be given by GSAH, Mirion, any of their respective subsidiaries, equityholders, affiliates or any of the representatives, partners, directors, officers, employees, advisers or agents of GSAH, Mirion or any of their respective subsidiaries, equityholders or affiliates, or any other person, as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of the Business Combination, and no responsibility or liability whatsoever is accepted by any such person for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. This presentation does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to GSAH, and does not constitute investment, tax or legal advice. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. GSAH and Mirion disclaim any duty to update the information contained in this presentation. Any and all trademarks and trade names referred to in this presentation are the property of their respective owners. Forward-looking statements This presentation contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the Business Combination, the timing of the completion of the Business Combination, the implied pro forma enterprise value of the combined company following the Business Combination, anticipated ownership percentages of the combined company’s equityholders following the potential transaction, industry developments and the business strategy, plans and objectives of management for future operations, including as they relate to potential mergers and acquisitions and the potential Business Combination. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this presentation, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discuss their strategies or plans, including as they relate to the Business Combination, they are making projections and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s and Mirion’s management. These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the Business Combination or, if GSAH does not complete the Business Combination, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the Business Combination, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the PIPE Investment; (5) the risk that the Business Combination disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Business Combination; (9) the possibility that Mirion and GSAH may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers following the announcement of the Business Combination; (11) the failure to realize anticipated pro forma and projected results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties included in the Risk Factors at the end of this presentation, GSAH’s final prospectus relating to its initial public offering dated June 29, 2020 filed with the SEC under the heading “Risk Factors,” and other documents GSAH filed, or will file, with the SEC, available at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements. Forward-looking statements included in this presentation speak only as of the date of this presentation. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date hereof. 2

Disclaimer Industry and Market Data In this presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which Mirion competes and other industry data. We obtained this information and statistics from third-party sources, including reports by market research firms and company filings. Neither GSAH nor Mirion has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. Use of Projections This presentation contains projected financial information. Neither GSAH’s nor Mirion’s independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of GSAH’s or Mirion’s control. Accordingly, there can be no assurance that the prospective results are indicative of future performance of GSAH, Mirion or the combined company after the Business Combination or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Non-GAAP Financial Matters This presentation includes certain non-GAAP financial measures, including Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Less Maintenance CapEx, Return on Invested Capital and Free Cash Flow Conversion, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and that may be different from non-GAAP financial measures used by other companies and not directly comparable. GSAH and Mirion believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures with comparable names should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. See the footnotes on the slides where these measures are discussed and the Non-GAAP reconciliations beginning on slide 24 for a description of these non-GAAP financial measures and reconciliations of such non-GAAP financial measures to the most comparable GAAP amounts. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in projecting and quantifying the various adjusting items necessary for such reconciliations that have not yet occurred, are out of GSAH’s and Mirion’s control or cannot be reasonably predicted. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of GSAH, Mirion and other companies, which are the property of their respective owners. 3

Today’s Presenters Thomas Logan Brian Schopfer Larry Kingsley Tom Knott Founder and CEO of Mirion Chief Financial Officer of Mirion Former CEO of Pall / IDEX Chief Executive Officer of GSAH II Will remain as Chief Executive Officer Will remain as Chief Financial Officer Expected to become Executive Serves as CEO, CFO, Secretary and and serve on Board of Directors Chairman of Mirion Director of GSAH II Created Mirion in 2005 Joined Mirion in 2016 Renowned diversified industrial Former CEO of Global Dosimetry executive Head of Permanent Capital Strategies in Solutions Previously served as the Senior VP of Served as Chairman and CEO of Pall the Asset Management Division of Business Transformation at Mirion, Corporation and as Chairman, President Goldman Sachs since March 2018 Previously served as President of BAF where he led the successful integration and CEO of IDEX Corporation Energy, CFO of E-M Solutions, and CFO of Canberra Led all aspects of Goldman Sachs’ co-of BVP Inc Held various positions at Danaher sponsorship of GSAH I from IPO in June Held senior finance leadership positions Corporation from 1995 to 2004 2018 to its merger with Vertiv in Held senior finance leadership positions at Dover Corporation, SunEdison and February 2020 at Chevron Currently serves on the Boards of John Wood Group PLC IDEXX, Polaris and Rockwell Automation Former Chairman for the Association for Holds an undergraduate degree in and as an Advisory Director to Berkshire Finance Professionals History and a Masters in Management Holds an undergraduate degree in Partners Former Director of Piper Aircraft Finance and Marketing from the from Wake Forest University Holds an undergraduate degree in Corporation University of Pittsburgh Industrial Engineering and Management Holds an undergraduate degree in from Clarkson University and an MBA Applied Economics and Marketing and from the College of William and Mary an MBA from Cornell University 4

Why We Believe Mirion is a Good Investment WELL POSITIONED UPSIDE POTENTIAL COMPELLING RISK REWARD Great Position in Good Industries Significant Upside in Growth and Margins Multiple Levers to Create Value The global leader in ionizing radiation Solid short and long-term organic growth Well-structured transaction detection and measurement technologies outlook Healthy pro-forma balance sheet History of innovation, market outgrowth and Attractive underlying market growth Attractive discount vs. peers successful M&A Targeting 1-2% market outgrowth Highly predictable and recession resistant Large, attractive and diverse TAM with Multiple short and medium-term tailwinds platform multiple paths to expand Attractive end-market growth Increasing exposure to the secularly Attractive acquisition landscape Successful track record and significant Has grown and maintained/expanded growing medical sector margins through recessions and COVID pipeline De-risked exposure to the ultra-long cycle Over 70% of sales are mission critical and Supportive balance sheet and cash flow nuclear power sector Significant potential for margin expansion recurring Multiple direct adjacencies 300-500bps of near and long-term margin Strong free cash flow conversion High incremental margins and asset-lite Deleveraging to boost FCF conversion expansion driven by: business model Further improvement from optimization of High barriers to entry Accretive product mix working capital and tax reorganization Strong product leadership and brand equity Pricing / Portfolio Strong acquisition pipeline Diverse and durable customer relationships G&A leverage Well-honed acquisition playbook Best-in-class management team with long Mirion Business System demonstrated Proven track record of value creating M&A tenured founder CEO in Tom Logan continuous improvement still early innings 5

Mirion – The Global Leader in Ionizing Radiation Detection and Measurement Technologies

Driving further growth by expanding into attractive medical markets with heightened growth opportunities

Adj. Revenue	Adj. EBITDA Margin	Employees	Customers	End Market Growth	Global Reach
$689mm[1]	~25%[1]	2,500+	50+ year customer relationships	4-6%[2]	

Adj. Revenue by End Market[1]	Adj. Revenue by Geography[1]	Adj. Revenue by Recurrence[1,5]	Adj. Revenue by Customer[3]
Mission-Critical Applications	*The Global Leader*	*High Barriers to Entry*	*Diverse with 50+ Year Relationships*



Diversified Industrial 17%
Medical / Labs 44%
Nuclear 39%



RoW 3%
Other Asia 9%
China 8%
North America 45%
Europe 35%



Other 21%
Replacement & Maintenance 53%
Projects 6%
Recurring Services 19%
Recurring[4] 72%



Top 5 Customers 21%
Other Customers 79%

Note: For a reconciliation of Adjusted Revenue and Adjusted EBITDA to the most directly comparable GAAP measures, please see pages 24 and 25 in the Additional Financial Information section of this presentation.
[1] Based on FY2021E pro forma for acquisitions. [2] Represents CY2020 to CY2026. [3] Based on FY2020 pro forma for acquisitions. [4] Defined as sales with a defined customer base and predictable purchasing cycle based on replacement and maintenance as well as annual recurring service sales. [5] Percentages may not sum to 100% due to rounding.

6

Overview of Mirion Offerings Nuclear Power Products & Services | Labs & Research | Civil / Defense Nuclear Power Products & Services (39% of FY2020 Adj. Revenue) Decommissioning & Construction Operation Decontamination Typical Mirion Sales 10+ years Cameras to support 3-5 years Passive & active 40-80 years Lifecycle dismantling dosimetry solutions In-core detectors Object 10 Electrical & software Detection Portals monitors portals 6 s penetration Gamma waste 7 assemblies 2 5 array systems 4 9 8 Surveillance & 1 3 imaging systems In-core detectors Labs & Research (10% of FY2020 Adj. Revenue) Civil / Defense (6% of FY2020 Adj. Revenue)1 Spectroscopy RDS-100P electronics & Detector software shields Radiation Detection HPGe System Alpha detectors spectrometers 4 Alpha/Beta counters 3 Military Dosimetry 1 MBD-2 Military 2 2 Battlefield Dosimeter 5 1 SOR/T markets not shown include D&D outside of NPP, Commercial, Industrial and Environmental sectors, and represent ~12% of FY’20 Adj. Revenue. 7

Overview of Mirion Offerings (Continued) Nuclear Medicine & Dosimetry Nuclear Medicine & Dosimetry (33% of FY2020 Adj. Revenue) Radiation Therapy Hardware Radiation Therapy Software Radiation Therapy Alignment & Phantoms Software platform for Arrays for Water tank for Lasers to align linac1 to centralized analysis machine and commissioning, patient or QA device and data storage patient QA dosimetry Phantoms² for machine and patient QA Personal Dosimetry Personal dosimeters Dosimetry Customers measure the total amount of radiation a person is exposed to over time, so that exposure can be monitored and limited Hospitals Clinics / Urgent Dental Offices Veterinary Care Centers Offices Source: Mirion data, Global Consulting Firm 1 Machine / linear accelerators (linac) deliver external radiation to tumor. 2 Phantoms are patient surrogate objects and are also provided for non-RT Diagnostic (DX) imaging modalities including CT scans, Ultrasound, Mammography, magnetic resonance imaging, and more. 8

Mirion is a Resilient Performer

End Market Mix Has Diversified Over Time

MIRION TECHNOLOGIES

Long-Term Topline and Profitability Performance Trend[1]

+4% 2005-2021 Organic CAGR


Period CAGR: Organic | Total
Global Financial Crisis
+10% | +11%
2015 Mini-Recession
+7% | +7%
COVID-19
+4% | +6%
$123
15%
2005
$155
18%
2006
$174
18%
2007
$185
19%
2008
$205
20%
2009
$231
20%
2010
$237
21%
2011
$256[2]
22%
2012
$232[2]
20%
2013
$236
21%
2014
$253
25%
2015
$269
27%
2016
$455[3]
21%
2017
$450
23%
2018
$627
23%
PF 2019
$651
23%
PF 2020
$689
25%
PF 2021E
$723
25%
2022E

Legacy Mirion | Canberra Integration | Current Platform *(shown on a Pro Forma basis)*

Evolution of Sales Mix by End Market

2005

Mirion formed through merger of synOdys, Global Dosimetry Solutions and IST


17%
13%
70%

2010

Organically strengthened a leading platform built upon expertise in ionization technology


14%
16%
70%

2017

Transformational acquisition of Canberra in 2016 created unprecedented global platform with a broad portfolio of offerings


8%
58%
34%

2022

Leverage expertise in ionization technology and unique Mirion platform to continue to gain share and expand into medical and life sciences markets


39%
34%
27%

Nuclear | Medical | Other

Source: Management estimates. [1] FY2005 – FY2018 reflects management Adjusted Revenue and EBITDA estimates excluding impacts of FX. FY2019 – FY2022 reflects Adjusted Revenue and EBITDA estimates excluding impacts of FX. For a reconciliation of Adjusted Revenue to the most directly comparable GAAP measure, please see page 24 in the Additional Financial Information section of this presentation. [2] Impacted by the pull-forward of one-time revenue related to the Fukushima incident. [3] FY2017 represents first fiscal year following Canberra acquisition which diluted total Adj. EBITDA margin as a result lower Canberra profitability prior to FY2017.

9

Key Investment Highlights 1 Large, stable and growing end markets 2 Leading competitive position and longstanding customer relationships 3 Strong, resilient business model with strong organic growth 4 Growth profile augmented by attractive M&A pipeline 5 Multiple paths for continued outperformance 6 Best-in-class management team 10

Large, Stable and Growing Markets

Attractive and Diverse End Markets

MIRION TECHNOLOGIES

End Market	Market Size[1]	Forecasted Growth Rate[2]	% of Sales[3]	Key Growth Drivers
Medical	~$1.4	5 - 7%	33%	• Increased global regulatory standards and strong emerging market growth • Increased focus on healthcare personal safety • Medical/Lab dosimetry growth supported by demographics/cancer incidence, increased number of healthcare professionals, penetration of radiation therapy/diagnostics and pricing • Medical RT QA growth driven by demographics, ROW penetration of RT QA, software adoption for administrative and labor efficiencies and pricing • Lab growth aided by stricter environmental regulation and increased D&D activity
Labs	~$0.2	3 - 5%	11%	
Healthcare Subtotal	~$1.6	4 - 7%	44%	
Diversified Industrial	~$0.7	3 - 5%	17%	• Accelerating replacement cycle for multi-year military contracts • Increasing demand for multiple new products in military dosimetry and homeland security
Nuclear	~$2.0	2 - 4%	39%	• Global emission targets driving increased support for nuclear • New builds expected to overtake plant shutdowns • Predictable and consistent replacement cycle • Incremental growth driven by D&D activity and stricter environmental regulations • Technology is embedded and significant visibility into pipeline and revenue opportunity makes for a more predictable business
Total	**~$4.3**	**4 - 6%**	**100%**	

Mirion targets 100 – 200bps+ of annual market outgrowth

Source: Management estimates, Global Consulting Firm
[1] Market size represents CY2026 market size in $ billions. [2] Represents CY2020 to CY2026. [3] Based on PF FY2021E.
Note: "Nuclear" market defined as products / services to 1) the installed base, 2) decommissioning & decontamination and 3) new build segments.

11

A Leading Global Position in Served Markets Focus is a Competitive Advantage Estimated Share High Low Regional Players and Product End Market Specialists1 Medical Labs Defense / Civil Nuclear ’21E Revenue $689mm2 ~$140 to $180mm ~$135 to $170mm ~$180 to $200mm ~$90 to $100mm ~$5 to $100mm ‘21E Adj. EBITDA3 24 26% 30 34% 28 32% 22 26% NA 10 40% Product Range Broad Mixed Mixed Narrow Narrow Narrow Pure Play Yes No No No No Mixed Primary Sales Channel Mixed Distribution Distribution Distribution Distribution Mixed Mirion holds #1 share in 14 of 17 categories Source: Management estimates, public filings and presentations, IBES estimates Note: Mirion shown as pro forma for FY2021 ending June 30. 1 Includes General Atomics, IBA, LAP, Baltic Scientific, Comecer. 2 Reflects FY2021 Adjusted Revenue. For a reconciliation of Adjusted Revenue to the most directly comparable GAAP measures, please see page 24 in the Additional Financial Information section of this presentation. 3 Reflects parent company margins for Thermo Fisher Scientific, Ametek/Ortec and Fortive/Fluke/Landauer. 12

High Recurring Revenue Mix Resilient in Economic Downturns Over 70% of Revenue Is Generated from Replacement, Maintenance or Recurring Service Revenue Mix by Recurrence Other Replacement & Maintenance Civil, defense and research spending is relatively 16% Medical / Labs less volatile with most sales to replace aging installed Spending is non-discretionary and resilient base 21% Aging populations and increasing cancer Defense driven primarily by perceived threat levels incidence are tailwinds Projects International business growing due to increased government healthcare spending Majority of project revenues for next 5 years 6% Nuclear already in backlog Mission critical: safety and regulatory driven Mirion uniquely positioned to benefit from replacement and maintenance cycle across a nuclear power plant new build projects given its 53% large, global installed base incumbency / market leading position Baseload power is stable and growing over time Recurring Services 19% 56% Diversified Industrial Service contracts are typically 1-5 years Non-discretionary, mission critical replacement products for civil, defense and other Driven by product criticality, technical expertise and customer proximity Externalization of services is a growing trend 72% of Mirion’s revenue is recurring1 Note: Reflects FY2021 Adjusted Revenue. For a reconciliation of Adjusted Revenue to the most directly comparable GAAP measure, please see page 24 in the Additional Financial Information section of this presentation. Percentages do not sum to 100% due to rounding. 1 Defined as sales with a defined customer base and predictable purchasing cycle as well as annual recurring service sales. 13

Long-Standing Customer Relationships Average Tenure and Breadth of Relationships Evidence Mirion’s Leading Position Overview Long Standing Relationships with Our Customers Highly diversified customer base with the top 5 customers representing 21% of total sales in FY 2020 Labs Customers span a wide array of industries and verticals Average / tenure: Winning across all markets with key players ~15 years Deep relationships with key customers spanning multiple decades Medical Top 5 Customers 21% Average tenure: Diversified Industrial 10+ years Power Average Other tenure: Customers ~40 years 79% Nuclear Source: Management estimates 14 Note: Reflects FY2020 Adjusted Revenue. For a reconciliation of Adjusted Revenue to the most directly comparable GAAP measure, please see page 24 in the Additional Financial Information section of this presentation.

Opportunities: Multiple Paths to Outgrow the Market Organic Outgrowth Drivers Inorganic Value Creation · Improved focus on strategic pricing· Significant opportunity for bolt-on M&A · Refocused R&D and accelerated NPI rate High technological leverage spanning vertical markets · Software growth and deployed sensor digitalization Fragmented industry · Improved mix with Medical at ~33% with plans to be >50% Strong existing pipeline of potential targets within three years Product extensions / adjacencies · “Network effect” with customers as M&A expands the product offering· Track record of execution and integration · Multiple nuclear power plant new build upsides not yet · Supportive balance sheet post close included in plan Opportunities as Pure-Play Competitor Established Acquisition Process 15

Opportunities: Multiple Paths for Continued Margin Expansion and High FCF Margin Expansion Strong Free Cash Flow · Portfolio: margin accretive growth in medical, dosimetry · Improved balance sheet (post-close net leverage at ~3x) services and software · Growth and margin expansion · 50-60% contribution margins · Low capital expenditure needs· Efficiencies in R&D and product management · Opportunities to improve working capital efficiency· Pricing and commercial excellence · Opportunities for tax optimization · Supply chain optimization · Declining adjustments· Continued progression of Mirion operating system 500+ bps of Margin Expansion Opportunity Capital Deployment Upside 16

Summary Pro Forma Historical & Projected Financials Attractive Growth Profile | June 30 FYE Historical & Projected Adj. Revenue ($mm) & % Growth Historical & Projected Adj. EBITDA ($mm) & % Margin $ 214.6 $ 188.2 $ 173.6 $ 722.6 $ 761.9 $ 205.1 $ 650.5 $ 688.7 $ 172.4 $ 178.7 $ 609.1 $ 626.9 $ 131.1 $ 141.8 $ 145.8 2018 2019 2020 2021E 2022E 2023E 2018 2019 2020 2021E 2022E 2023E % PF 2.9% 3.8% 5.9% 4.9% 5.4% 21.5% 22.6% 22.4% 25.0% 24.7% 26.9% % Organic Margin Growth Cash Conversion2 Adj. EBITDA Less CapEx ($mm) & % Sales $ 178.1 95.3% 95.6% 93.4% 95.7% 94.3% 95.4% $ 141.6 $ 151.9 $ 168.6 $ 140.4 $ 142.4 $ 111.3 $ 120.6 $ 120.8 2018 2019 2020 2021E 2022E 2023E 2018 2019 2020 2021E 2022E 2023E 18.3% 19.2% 18.6% 20.4% 19.7% 22.1% % Sales Average Cash Conversion of 95% Represents public company costs impact on Adj. EBITDA1 co ye 0. pr tio iation of Adjusted Revenue, Adjusted EBITDA and Cash Conversion to the most directly comparable GAAP measures, please see pages 24-26 in the Additional for th Rep IT costs of $1.2mm, $9.5mm, and $9.5mm in 2021E, 2022E, and 2023E respectively. 2 Represents Adj. EBITDA less Maintenance CapEx divided by Adj. EBITDA. 17

Appropriate Capital Structure at Close Provides Increased Flexibility with Opportunities for Further Improvement

MIRION TECHNOLOGIES

Illustrative Pro Forma Capitalization[1]

US$ in Millions	Actual (31-Dec-2020)	Pro Forma (30-Jun-2021E)	
Cash	$ 107	$ 50	
Debt			Interest Rates
Existing $90mm Revolving Credit Facility	-	-	L + 4.000 %
USD First Lien Term Loan	765	-	L + 4.000 %
EUR First Lien Term Loan[1]	151	-	E + 4.250 %
New $90mm Revolving Credit Facility	-	-	L + 3.000 %
New First Lien Term Loan	-	570	L + 3.000 %
Other Debt[2]	22	-	
Total Debt	**$ 938**	**$ 570**	
LTM June 2021 Forecast Adj. EBITDA		$ 172	
Total Gross Debt / Adj. EBITDA	5.4 x	~3.3 x	
Total Net Debt / Adj. EBITDA	4.8 x	~3.0 x	

Net Leverage Based on FY2021E Adjusted EBITDA



4.8 x
~3.0 x
Current Net Leverage
Pro Forma Net Leverage

Summary

- Transaction allows Mirion to optimize capital structure following 15+ years under private equity ownership
- Assumes partial use of PIPE proceeds and SPAC cash in trust to repay outstanding debt
- Assumes re-financing or new debt in a term loan (L+3.0%)[3]; replaces undrawn RCF for ongoing liquidity purposes
- Company intends to secure $830mm of committed financing which will provide first lien debt of $570mm with the $260mm balance to cover in the event of redemptions
- The Company may choose to retain a higher amount of first lien debt and put more cash on pro forma balance sheet to support M&A activities or other general corporate purposes. Assuming no redemptions, it expects to maintain pro forma LTM net leverage of ~3.0x
- Lower debt service and interest expense requirements provide flexibility to deploy cash towards areas of growth

Transaction allows for significant deleveraging that will increase cash flow

↓

Creates stronger balance sheet to focus on growth

↓

Increases flexibility for opportunistic capital deployment

Source: Company information, management estimates

Note: New First Lien Debt assumes no redemptions. In the event of maximum redemptions, the Company expects pro forma LTM net leverage to be ~4.5x. Any cash not retained on the balance sheet will be repaid after the closing. New $90mm revolving credit facility to be in place and undrawn immediately post-closing. Illustrative interest rate subject to change depending on market conditions, leverage level, and financing structure [1] Based on USD / EUR FX rate of 0.83 as of 31-Dec-2020. [2] Other Debt includes notes payable ($2mm), NRG Term Loan ($5mm), and Earn-Outs related to Sun Nuclear transaction ($15mm). [3] Subject to market flex and other conditions.

18

We Believe Valuation is Attractive

Attractive valuation and significant discount to peers

- *Experienced management team with a strong track record of execution*
- *Potential for additional value creation driven by:*
  - *Organic and inorganic growth*
  - *Continued margin expansion*
  - *Focus on free cash flow*



CY2021 EV / Adj. EBITDA
Median: 25.1 x
15.2 x
31.2 x
30.9 x
26.9 x
26.5 x
23.6 x
23.2 x
23.0 x
19.0 x
METTLER TOLEDO
Halma
MSA
IDEX



CY2022 EV / Adj. EBITDA
Median: 21.1 x
13.3 x
29.0 x
28.6 x
25.5 x
21.3 x
21.0 x
20.4 x
19.8 x
17.6 x
METTLER TOLEDO
Halma
IDEX
MSA

Source: Mirion data from management estimates. Peers data represents IBES median estimates as of 11-Jun-2021. Bloomberg market data as of 11-Jun-2021.
Note: Teledyne reflects FLIR acquisition. For a reconciliation of Adjusted EBITDA in this presentation to the most directly comparable GAAP measures, please see page 25 in the Additional Financial Information section of this presentation.

19

Why We Believe Mirion is a Good Investment WELL POSITIONED UPSIDE POTENTIAL COMPELLING RISK REWARD Great Position in Good Industries Significant Upside in Growth and Margins Multiple Levers to Create Value The global leader in ionizing radiation Solid short and long-term organic growth Well-structured transaction detection and measurement technologies outlook Healthy pro-forma balance sheet History of innovation, market outgrowth and Attractive underlying market growth Attractive discount vs. peers successful M&A Targeting 1-2% market outgrowth Highly predictable and recession resistant Large, attractive and diverse TAM with Multiple short and medium-term tailwinds platform multiple paths to expand Attractive end-market growth Increasing exposure to the secularly Attractive acquisition landscape Successful track record and significant Has grown and maintained/expanded growing medical sector margins through recessions and COVID pipeline De-risked exposure to the ultra-long cycle Over 70% of sales are mission critical and Supportive balance sheet and cash flow nuclear power sector Significant potential for margin expansion recurring Multiple direct adjacencies 300-500bps of near and long-term margin Strong free cash flow conversion High incremental margins and asset-lite Deleveraging to boost FCF conversion expansion driven by: business model Further improvement from optimization of High barriers to entry Accretive product mix working capital and tax reorganization Strong product leadership and brand equity Pricing / Portfolio Strong acquisition pipeline Diverse and durable customer relationships G&A leverage Well-honed acquisition playbook Best-in-class management team with long Mirion Business System demonstrated Proven track record of value creating M&A tenured founder CEO in Tom Logan continuous improvement still early innings 20

Additional Financial Information

Transaction Overview

MIRION TECHNOLOGIES

Summary of Proposed Terms of Transaction and Timing	
Transaction Structure	• GS Acquisition Holdings Corp II ("GSAH II") proposes to enter into a business combination with the ultimate parent company of Mirion Technologies, Inc. • Following the business combination, GSAH II will be renamed Mirion Technologies • Expected to close after the receipt of shareholder approval and regulatory approvals (currently estimated to occur in the third or fourth quarter of CY2021)
Valuation	• Transaction valued at a pro-forma enterprise value of approximately $2.56 billion (13.3x CY2022E Adj. EBITDA of $192 million)[1]
Capital Structure	• Transaction expected to be funded through a combination of $750 million cash held in trust and $900 million of PIPE proceeds. Goldman Sachs intends to anchor the PIPE with a $200mm commitment[2] • Pro forma net leverage of ~3.0x[3] based on FY2021E Adj. EBITDA of $172 million • Company intends to secure committed debt financing in support of the transaction

Change to Shareholder Ownership	• In the transaction, management shareholders are expected to roll ~$90mm of existing common equity stake and other Mirion shareholders are expected to roll $300mm of existing equity stake, subject to an option of Goldman Sachs to purchase up to $125mm to the extent that its equity backstop is undrawn. In aggregate, current Mirion shareholders will own ~19% of the combined business at closing
	    • Cash consideration of $1.3bn to previous owners
	• Public equity holders of GSAH II are expected to own ~37% of the combined business at closing
	• PIPE Investors are expected to own ~44% of the combined business at closing
	• Due to its fully deferred promote, at closing the Sponsors are expected to own 0% of the combined business[4]
	    • Sponsor shares will be subject to a 1 year equity lock-up, terminated only under certain conditions[5]

Note: Assumes no redemptions by public shareholders in connection with the transaction. [1] Reflects enterprise value at listing at valuation of $10.00 / share. [2] Goldman Sachs intends to syndicate up to its full portion of the PIPE commitment to certain of its employees, Private Wealth clients and associates of Larry Kingsley. Certain other prospective anchor investors may participate in the PIPE investment and conduct additional due diligence. [3] Assuming maximum redemptions, net leverage will be ~4.5x and Goldman Sachs PIPE investment will be $325mn. [4] GSAH II promote shares held by the Sponsor will be deferred with 1/3rd vesting at $12.00/share, 1/3rd vesting at $14.00/share, and 1/3rd vesting at $16.00/share, and will be forfeited after five years if targets are not met. The Sponsor may vote the promote shares while unvested with dividends deferred until the shares are vested. See slide 23. Sponsor of GSAH II may allocate a portion of promote shares to Larry Kingsley and Company management. [5] On the earlier of one year after the completion of initial business combination and subsequent to the initial business combination, if the last reported sale price of Class A common stock equals or exceeds $12.00 / share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or the date following the completion of our initial business combination on which GSAH completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of its public shareholders having the right to exchange their shares of Class A common stock for cash, securities or other property, and in the case of the private placement warrants and the respective shares of Class A common stock underlying such warrants, 30 days after the completion of its initial business combination. Sponsor lockup does not include any shares syndicated from PIPE commitment.

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Proposed Transaction Terms

MIRION TECHNOLOGIES

Transaction Overview & Valuation

Sources ($mm)	
SPAC Cash in Trust	$750
PIPE Capital	900
Debt Financing[1]	570
Cash on Balance Sheet[2]	112
Total	**$2,332**

Uses ($mm)	
Cash to Existing Shareholders	$1,310
Debt Paydown[2]	912
Estimated Transaction Costs	60
Cash to Balance Sheet	50
Total	**$2,332**

Implied Pro Forma Enterprise Value ($mm)	
Pro Forma Shares Outstanding (mm)[3]	204.0
(x) Share Price	$10.00
Equity Value at Listing	**$2,040**
(+) Pro Forma Net Debt	520
Enterprise Value at Listing	**$2,560**
CY22E Adjusted EBITDA ($192)	**13.3x**
Net Debt / LTM Adjusted EBITDA ($172)	**~3.0x**

Pro Forma Ownership[3,4]



Existing Shareholders
19.1%
GSAH II Founders
0.0%
PIPE Investors
44.1%
GSAH II Public
36.8%

Note: GSAH II promote shares held by the Sponsor will be deferred with 1/3rd vesting at $12.00/share, 1/3rd vesting at $14.00/share, and 1/3rd vesting at $16.00/share, and will be forfeited after five years if targets are not met. The Sponsor may vote the promote shares while unvested with dividends deferred until vesting. Sponsor of GSAH II may allocate a portion of promote shares to Larry Kingsley and Company management. Goldman Sachs Private Credit Funds are a current lender to Mirion, holding $137.6mm of the USD Term Loan and €122.8mm of the EUR Term Loan, which will be repaid with the proceeds from this transaction. [1] Company intends to secure $830mm committed debt financing; assumes no redemptions and $260mm repaid following closing; see slide 18. Assuming maximum redemptions, pro forma LTM net leverage will be ~4.5x and Goldman Sachs PIPE investment will be $325mm. [2] Based on pre-transaction forecasted balance sheet for period ending 30-Jun-2021. [3] Assumes no redemptions by public shareholders in connection with the transaction and doesn't take into account the dilution from public warrants and GSAH II sponsor shares, warrants and a post-closing equity incentive plan. [4] Shown as of closing and excluding GSAH II promote shares that remain outstanding while subject to vesting. Assumes no exercise of GS option to purchase up to $125mm of rollover equity from existing shareholders.

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Non-GAAP Reconciliation Adjusted Revenue | June 30 FYE ($ in millions) FY2018 FY2019 FY2020 FY2021 FY2022 FY2023 Revenue (GAAP, as reported) $ 444.1 $ 440.1 $ 478.1 $ 616.6 $ 715.8 $ 761.9 (+) Deferred Revenue Purchase Accounting Adjustments 0.6—0.2 8.0 6.8 -(+) Pro Forma Adjustments from Acquisitions 159.0 171.3 149.7 60.0 —(+) FX Impact 5.4 15.5 22.4 4.0 — Adjusted Revenue $ 609.1 $ 626.9 $ 650.5 $ 688.7 $ 722.6 $ 761.9 Pro Forma Adjustments from Acquisitions Medical Acquisitions¹ $ 144.1 $ 157.6 $ 145.6 $ 60.0 — Industrial Technology Acquisitions² 14.9 13.7 4.1 ——Total Pro Forma Adjustments from Acquisitions $ 159.0 $ 171.3 $ 149.7 $ 60.0 $ 0.0 $ 0.0 Source: Mirion management Note: Financials do not reflect potential purchase accounting adjustments that may be required as a result of the SPAC transaction. 1 Includes NRG, Capintec, AWST, Biodex, Dosimetrics, and Sun Nuclear acquisitions. 2 Includes Premium Analyse and Selmic acquisitions. 24

Non-GAAP Reconciliation

Adjusted EBITDA | June 30 FYE

MIRION TECHNOLOGIES

($ in millions)	FY2018	FY2019	FY2020	FY2021	FY2022	FY2023
Net Income (GAAP, as reported)	$(103.4)	$(122.0)	$(119.1)	$(146.9)	$ 37.0	$ 82.7
Minority Interest	(0.3)	(0.0)	0.0	(0.0)	-	-
Income Taxes	(36.8)	(4.2)	(5.5)	(10.3)	13.0	29.1
Other (Income) / Expense	1.6	1.9	(1.0)	(0.3)	-	-
Loss on Debt Extinguishment	-	12.8	-	-	-	-
FX (Gain) / Loss	5.3	(3.2)	(0.6)	16.3	-	-
Net Interest Expense[1]	128.9	143.5	149.2	165.5	17.1	15.4
Amortization of Acquired Intangibles	59.8	53.0	50.6	60.8	62.5	55.1
Depreciation	17.2	16.5	17.9	21.6	21.3	15.1
Stock Based Compensation	0.2	0.1	0.2	0.2	-	-
Other Non-Operating Costs	32.2	12.8	21.5	36.3	20.9	10.3
Sun Nuclear Deferred Revenue Purchase Price Accounting	-	-	-	8.0	6.8	-
Other Adjustments	(1.8)	0.2	1.4	0.3	0.0	(2.6)
Adjusted EBITDA (Before Pro Forma Adjustment)	**$ 103.0**	**$ 111.3**	**$ 114.6**	**$ 151.5**	**$ 178.7**	**$ 205.1**
Pro Forma Adjustments from Acquisitions	28.1	30.5	31.1	20.9	-	-
Adjusted EBITDA	**$ 131.1**	**$ 141.8**	**$ 145.8**	**$ 172.4**	**$ 178.7**	**$ 205.1**
Pro Forma Adjustments from Acquisitions						
Medical Acquisitions[2]	$ 22.2	$ 24.2	$ 26.3	$ 19.2	-	-
Industrial Technology Acquisitions[3]	3.5	3.5	0.5	0.0	-	-
FX Impact from Acquisitions	2.4	2.8	4.3	1.7	-	-
Total Pro Forma Adjustments from Acquisitions	**$ 28.1**	**$ 30.5**	**$ 31.1**	**$ 20.9**	**$ 0.0**	**$ 0.0**

Source: Mirion management

[1] Historical Net Interest Expense includes sizable non-cash interest expense related to PIK interest payable to previous owner. [2] Includes NRG, Capintec, AWST, Biodex, Dosimetrics, and Sun Nuclear acquisitions. [3] Includes Premium Analyse and Selmic acquisitions.

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Non-GAAP Reconciliation Free Cash Flow Conversion ($ in millions) FY2018 FY2019 FY2020 FY2021 FY2022 FY2023 Adjusted EBITDA $ 103.0 $ 111.3 $ 114.6 $ 151.5 $ 178.7 $ 205.1 (-) Maintenance CapEx (4.9) (4.9) (7.6) (6.5) (10.3) (9.4) Adj. EBITDA Less $ 98.1 $ 106.3 $ 107.0 $ 145.0 $ 168.4 $ 195.7 Maintenance CapEx Cash Conversion 95.3% 95.6% 93.4% 95.7% 94.3% 95.4 % Source: Management estimates 26

Risk Factors Risks Related to Our Business and Industry Risks Related to Our Business Operations Our global operations expose us to risks associated with public health crises and epidemics/pandemics, such as We operate as an entrepreneurial, decentralized company, which presents both benefits and certain risks. In COVID-19. The global spread of COVID-19 has created significant volatility, uncertainty and worldwide economic particular, significant growth in a decentralized operating model may put strain on certain business group resources disruption, resulting in an economic slowdown of potentially extended duration. and our corporate functions, which could materially and adversely affect our business, financial condition and results of operations. We have incurred operating losses in the past and expect to incur operating losses in the future. A failure to expand our manufacturing capacity and scale our capabilities to manufacture new products could Our financial performance may be variable. constrain our ability to grow our business. If we are unable to develop new products or enhance existing products to meet our customers’ needs and compete We rely on third-party manufacturers to produce non-core components for certain of our products and services. If our favorably in the market, we may be unable to attract or retain customers. manufacturers are unable to meet our requirements, or are subject to unanticipated disruptions, our business could We operate in highly competitive markets and in some cases compete against larger companies with greater financial be harmed. resources. We derive a significant portion of our revenue from international sales and our operations in foreign countries are Our customers may reduce or halt their spending on our products and services. subject to political, economic, legal and other risks, which could materially and adversely affect us. Our sales cycles in certain end markets can be long and unpredictable. We rely on third-party sales representatives to assist in selling our products and services, and the failure of these representatives to perform as expected or to secure regulatory approvals in jurisdictions where they are required to Our growth plans depend in part on growth through acquisitions, and these plans involve numerous risks. If we are do so could reduce our future sales. unable to make acquisitions, or if we are not successful in integrating the technologies, operations and personnel of If our suppliers experience supply shortages and prices of commodities or components that we use in our operations acquired businesses or fail to realize the anticipated benefits of an acquisition, our operations may be materially and increase, our results of operations could be materially and adversely affected. adversely affected. Many of our products and services involve the detection, identification, measurement or monitoring of radiation and Our reliance upon sole or limited sources of supply for certain materials or components could cause production the failure of our products or services to perform to specification could materially and adversely affect our business, interruptions, delays and inefficiencies. financial condition or results of operations. Because we compete directly with certain of our customers and suppliers, our results of operations could be Certain of our products require the use of radioactive sources or incorporate radioactive materials, which subjects us materially and adversely affected in the short term if these customers or suppliers abruptly discontinue or significantly and our customers to regulations, related costs and delays and potential liabilities for injuries or violation of modify their relationship with us. environmental, health and safety laws. We derive a portion of our revenue from contracts with governmental customers or their contractors. Such customers We and many of our customers operate in a politically sensitive environment, and the public perception of nuclear are subject to increased pressures to reduce expenses. Government-funded contracts may also contain unusual or energy or radiation therapy can affect our customers and us. more onerous terms and conditions that are not common among commercial customers or risk subjecting us to audits, investigations, sanctions and penalties. Accidents involving nuclear power facilities, including but not limited to events similar to Fukushima, or terrorist acts Any reduction in the capital resources or government funding of our customers could reduce our sales and impede or other high profile events involving radioactive materials could materially and adversely affect our customers and our ability to generate revenue. the markets in which we operate and increase regulatory requirements and costs that could materially and adversely affect our business. Many of our large contracts have penalties for late deliveries. We have, and we intend to continue pursuing, fixed-price contracts. Our failure to mitigate certain risks associated A failure or breach of our or our vendors’ information technology, or IT, data security infrastructure, or the security with such contracts may result in reduced margins. infrastructure of our products, or the discovery or exploitation of defects or vulnerabilities in the same, may subject us We may not realize all of the sales expected from our backlog of orders and contracts, and amounts included in our and our products to increased vulnerability to unauthorized access and cyberattacks and could materially and order backlog may not result in actual revenue or translate into profits. adversely impact our or our customers’ business, financial condition, reputation and operations. 27

Risk Factors Risks Related to Our Business Operations (Cont’d.) Legal and Regulatory Risks (Cont’d.) Failure to secure and protect our trade secrets or other confidential or proprietary information from disclosure or Legal, political and economic uncertainty surrounding the exit of the United Kingdom from the European Union, or misappropriation could materially and adversely affect our business, competitiveness and financial condition. Brexit, and the implementation of the trade and cooperation agreement between the United Kingdom and the European Union could materially and adversely affect our business. Our future success is dependent on our ability to retain key personnel, including our executive officers, and attract qualified personnel. If we lose the services of these individuals or are unable to attract new talent, our business will Enhanced international tariffs, including tariffs that affect our products or components within our products, other trade be materially and adversely affected. barriers or global trade wars or domestic preferences could increase our costs and materially and adversely affect our business operations and financial condition. If we encounter manufacturing problems, or if our manufacturing facilities do not continue to meet federal, state or foreign manufacturing standards, we may be required to temporarily cease all or part of our manufacturing We must comply with the U.S. Foreign Corrupt Practices Act, or FCPA, and analogous non-U.S. anti-bribery statutes operations, which would result in delays and lost revenue. including the UK Anti-Bribery Act. Our or our sales representatives’ failure to comply with such laws could subject us to, among other things, penalties and legal expenses that could harm our reputation and materially and adversely Our customers’ localization requirements, in particular in China, India and South Korea, could materially and affect our business, financial condition and results of operations. adversely affect our business. Legal compliance with import and export controls, as well as with sanctions, in the United States and other countries, Our operations, and the operations of our suppliers, distributors or customers, could be subject to natural and is complex, and compliance restrictions and expenses could materially and adversely impact our revenue and supply manmade disasters and other business disruptions, which could materially and adversely affect our business and chain. increase our expenses. Any failure of our products offerings could subject us to substantial liability, including product liability claims and indemnification claims, for which we may not have adequate insurance coverage or could damage our reputation or Legal and Regulatory Risks the reputation of one or more of our brands. We are subject to, or may otherwise be impacted by, a variety of federal, state, local and foreign laws and regulatory Any actual or perceived failure to comply with evolving data privacy and data security laws and regulations in the regimes. Failure to comply with such laws and regulations could subject us to, among other things, penalties and jurisdictions where we operate, both inside and outside of the United States, could lead to government enforcement legal expenses which could have a material and adverse effect on our business, or such laws and regulations could actions (which could include civil or criminal penalties), private litigation or adverse publicity and could materially and otherwise impact us, directly or indirectly, in a manner that has a material and adverse effect on our business. adversely affect our business. We and our customers operate in highly regulated industries that require us and them to obtain, and comply with, Our ability to compete successfully and achieve future growth will depend on our ability to obtain, maintain, protect, federal, state, local and foreign government permits and approvals. defend and enforce our intellectual property and to operate without infringing, misappropriating or otherwise violating the intellectual property of others. Changes in industry standards and governmental regulations may increase our expenses or reduce demand for our We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise products or services. violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant We are subject to risks related to legal claims and proceedings filed by or against us, and adverse outcomes in these costs and prevent us from selling or using the technology to which such rights relate. matters may materially harm our business. Our use of “open source” software could negatively affect our ability to sell our products and subject us to possible The Securities and Exchange Commission (“SEC”) has recently issued guidance on the accounting treatment of litigation. warrants. Such guidance may require us to restate or revise our financial statements, make new SEC filings or file Our obligations to indemnify our customers for the infringement, misappropriation or other violation by our products of amendments to existing filings or amend certain provisions of our warrant agreement. The application of this the intellectual property rights of others could require us to pay substantial damages and impose other costs and guidance may also result in a determination that we have a material weakness in our internal control over financial fees. reporting. We could incur substantial costs as a result of violations of, or liabilities under, environmental laws. We do not control our suppliers, customers or business partners, and facts or circumstances that may occur as a result of their actions or omissions could harm our reputation and sales. 28

Risk Factors Legal and Regulatory Risks (Cont’d.) Risks Related to Our Liquidity and Capital Resources Some of our workforce is represented by labor unions in the United States and by works councils and trade unions in If we cannot generate sufficient operating cash flow and obtain external financing, we may be unable to make all of the EU, and are covered by collective bargaining agreements in connection with such representations. Labor group our planned capital expenditures and other expenses. representation may lead to work stoppages that could materially and adversely affect our business, including as a Our indebtedness could impair our financial condition and harm our ability to operate our business. result of a failure to renegotiate a collective bargaining agreement. Despite our levels of indebtedness, we have the ability to incur more indebtedness. Incurring additional debt could The elimination or any modification of the Price-Anderson Act’s indemnification authority could have adverse further intensify the risks described above. consequences for our business. Restrictive covenants in our 2019 Credit Agreement and any future debt agreements, could restrict our operating Certain of our products and software are subject to ongoing regulatory oversight by the Food and Drug flexibility. Administration, or FDA, or equivalent regulatory agencies in international markets and if we are not able to obtain or maintain the necessary regulatory approvals we may not be able to continue to market and sell such products which Unfavorable currency exchange rate fluctuations could materially and adversely affect our financial results. may materially and adversely affect our business. Modifications, upgrades and future products related to our products may require new FDA clearances or premarket Changes in our effective tax rate or adverse outcomes resulting from examination of our income tax returns could approvals and similar licensing or approvals in international markets. Such modifications, or any defects in design, materially and adversely affect our results. manufacture or labeling may require us to recall or cease marketing the affected products or software until approvals Risks Related to Ownership of Our Common Stock Following the Business Combination and Operating as a Public or clearances are obtained. Company We are subject to federal, state, local and international laws and regulations related to healthcare, the violation of The price of our common stock and warrants may be volatile and subject to wide fluctuations. which could result in substantial penalties and harm our business in the medical end market. We have and will continue to incur increased costs as a result of becoming a reporting company. Healthcare reform legislation could materially and adversely affect demand for our products, our revenue and our Our internal control over financial reporting has not been assessed for compliance with the standards required by financial condition. Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial If third-party payors do not provide sufficient coverage and reimbursement to healthcare providers or if there is a reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us. reduction in the number of patients with health insurance, demand for our products and our revenue could be Future resales of our common stock after the consummation of the Business Combination may cause the market materially and adversely affected. price of our securities to drop significantly, even if our business is doing well. Some of our products depend on our ability to source data from third parties who could take steps to block our Warrants will become exercisable for our common stock, which would increase the number of shares eligible for access to such data. Such blocking could limit the effectiveness of these products, increase our expenses or future resale in the public market and result in dilution to our stockholders. materially and adversely impact our business. If securities or industry analysts do not publish research or reports about our business, if they adversely change their Regulations related to “conflict minerals” may force us to incur additional expenses, may result in damage to our recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price business reputation and may materially and adversely impact our ability to conduct our business. and trading volume could decline. We may be subject to securities litigation, which is expensive and could divert management attention. 29

Risk Factors Risks Related to Our Liquidity and Capital Resources (Cont’d.) Upon consummation of the Business Combination, our parent company will be a holding company, its principal asset will be its ownership interest in Mirion Technologies (Topco), Ltd, and it will accordingly be dependent upon distributions from Mirion Technologies (Topco), Ltd to pay dividends, if any, taxes and other expenses. Some provisions of our organizational and governing documents may deter third parties from acquiring us and diminish the value of our common stock. We may be subject to certain ownership and voting power laws and regulations which may limit the ability of stockholders to acquire our common stock. Our organizational and governing documents may include provisions to comply with such laws and regulations. Our organizational and governing documents include forum selection clauses, which could discourage claims or limit stockholders’ ability to make a claim against us, our directors, officers, other employees or stockholders. We do not anticipate paying any cash dividends for the foreseeable future. Our parent company will qualify as an “emerging growth company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, it could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies. 30